FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2011 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 16, 2012	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

KONAMI CORPORATION filed its Quarterly Securities Report for the nine-month period ended December 31, 2011 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 13, 2012. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview
1.	Selected Financial Data
2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business
2.	Significant Contracts
3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information
a.	Total Number of Shares
b.	Stock Acquisition Rights
c.	Convertible Bonds Exercise
d.	Rights Plan
e.	Common Stock and Additional Paid-in Capital
f.	Major Shareholders
g.	Voting Rights
2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements
2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2011	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥59,541	¥64,197
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥275 million and ¥334 million at March 31, 2011 and December 31, 2011, respectively	28,564	34,076
Inventories	25,479	28,094
Deferred income taxes, net	23,239	20,992
Prepaid expenses and other current assets	12,111	8,094

Total current assets	148,934	155,453

PROPERTY AND EQUIPMENT, net	59,508	59,593

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	140	131
Investments in affiliated company	2,131	2,133
Identifiable intangible assets	41,565	41,329
Goodwill	21,880	21,853
Lease deposits	27,360	26,800
Deferred income taxes, net	2,934	983
Other assets	9,439	9,430

Total investments and other assets	105,449	102,659

TOTAL ASSETS	¥313,891	¥317,705

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2011	December 31, 2011
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,000	¥2,400
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	1,783	2,476
Trade notes and accounts payable	19,003	14,837
Accrued income taxes	6,121	7,090
Accrued expenses	16,747	18,452
Deferred revenue	4,804	9,215
Other current liabilities	5,697	5,433

Total current liabilities	63,155	64,903

LONG-TERM LIABILITIES:
Long-term debt, less current portion	10,000	5,000
Capital lease and financing obligations, less current portion	25,516	25,346
Accrued pension and severance costs	2,932	1,906
Deferred income taxes, net	5,503	3,585
Other long-term liabilities	8,378	8,726

Total long-term liabilities	52,329	44,563

TOTAL LIABILITIES	115,484	109,466

COMMITMENTS AND CONTINGENCIES
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2011 and December 31, 2011; outstanding 136,140,971 shares at March 31, 2011 and 138,622,088 shares at December 31, 2011	47,399	47,399
Additional paid-in capital	75,490	74,175
Legal reserve	284	284
Retained earnings	90,250	101,599
Accumulated other comprehensive loss	(2,547)	(4,231)
Treasury stock, at cost- 7,359,029 shares at March 31, 2011 and 4,877,912 shares at December 31, 2011	(16,962)	(11,242)

Total KONAMI CORPORATION stockholders’ equity	193,914	207,984

Noncontrolling interest	4,493	255

TOTAL EQUITY	198,407	208,239

TOTAL LIABILITIES AND EQUITY	¥313,891	¥317,705

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the nine months ended December 31, 2010 and 2011

	Millions of Yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
NET REVENUES:
Product sales revenue	¥129,680	¥138,053
Service revenue	58,628	56,469

Total net revenues	188,308	194,522

COSTS AND EXPENSES:
Costs of products sold	80,019	72,542
Costs of services rendered	57,278	53,032
Selling, general and administrative	34,470	37,685
Earthquake and related expenses	—	342

Total costs and expenses	171,767	163,601

Operating income	16,541	30,921

OTHER INCOME (EXPENSES):
Interest income	192	166
Interest expense	(1,163)	(1,081)
Foreign currency exchange gain (loss), net	(335)	32
Other, net	(11)	(20)

Other income (expenses), net	(1,317)	(903)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	15,224	30,018
INCOME TAXES	5,393	12,879
EQUITY IN NET INCOME OF AFFILIATED COMPANY	27	25

NET INCOME	9,858	17,164
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	243	118

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥9,615	¥17,046

PER SHARE DATA:
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net income attributable to KONAMI CORPORATION per share:
Basic	¥72.04	¥123.19
Diluted	72.04	123.19

Weighted-average common shares outstanding	133,460,423	138,377,599
Diluted weighted-average common shares outstanding	133,460,423	138,377,599

See accompanying notes to consolidated financial statements.

For the three months ended December 31, 2010 and 2011

	Millions of Yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
NET REVENUES:
Product sales revenue	¥53,300	¥52,700
Service revenue	19,245	18,726

Total net revenues	72,545	71,426

COSTS AND EXPENSES:
Costs of products sold	33,402	29,531
Costs of services rendered	18,672	17,258
Selling, general and administrative	11,980	13,894
Earthquake and related expenses	—	7

Total costs and expenses	64,054	60,690

Operating income	8,491	10,736

OTHER INCOME (EXPENSES):
Interest income	57	48
Interest expense	(383)	(355)
Foreign currency exchange gain (loss), net	(165)	227
Other, net	(3)	(13)

Other expenses (expenses), net	(494)	(93)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	7,997	10,643
INCOME TAXES	2,338	5,038
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(1)	23

NET INCOME	5,658	5,628
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	235	44

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,423	¥5,584

PER SHARE DATA:
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Net income attributable to KONAMI CORPORATION per share:
Basic	¥40.63	¥40.28
Diluted	40.63	40.28

Weighted-average common shares outstanding	133,460,239	138,622,530
Diluted weighted-average common shares outstanding	133,460,239	138,622,530

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Cash flows from operating activities:
Net income	¥9,858	¥17,164
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,165	7,082
Provision for doubtful receivables	(196)	23
Loss on sale or disposal of property and equipment, net	60	256
Equity in net income of affiliated company	(27)	(25)
Deferred income taxes	(1,830)	1,625
Change in assets and liabilities, net of businesses acquired:
Increase in trade notes and accounts receivable	(2,044)	(6,431)
Increase in inventories	(7,700)	(3,676)
Decrease in other receivables	143	312
Decrease (increase) in prepaid expenses	(1,005)	33
Increase (decrease) in trade notes and accounts payable	3,715	(3,719)
Increase in accrued income taxes, net of tax refunds	2,249	2,662
Increase in accrued expenses	813	2,107
Increase in deferred revenue	3,789	4,608
Decrease in advance received	(326)	(353)
Increase in deposits	482	413
Other, net	445	(11)

Net cash provided by operating activities	17,591	22,070

Cash flows from investing activities:
Capital expenditures	(7,803)	(6,189)
Proceeds from sales of property and equipment	8	7
Decrease in lease deposits, net	50	493
Decrease (increase) in term deposits, net	(1,325)	1,412
Other, net	2	14

Net cash used in investing activities	(9,068)	(4,263)

Cash flows from financing activities:
Decrease in short-term borrowings, net	—	(1,600)
Repayments of long-term debt	(204)	—
Redemption of bonds	—	(5,000)
Principal payments under capital lease and financing obligations	(2,042)	(1,735)
Dividends paid	(5,670)	(5,546)
Purchases of treasury stock by parent company	(2)	(24)
Proceeds from sale-leaseback transactions	1,975	1,547
Other, net	1	2

Net cash used in financing activities	(5,942)	(12,356)

Effect of exchange rate changes on cash and cash equivalents	(1,316)	(795)

Net decrease in cash and cash equivalents	1,265	4,656

Cash and cash equivalents, beginning of the period	50,740	59,541

Cash and cash equivalents, end of the period	¥52,005	¥64,197

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. Inventories

Inventories at March 31, 2011 and December 31, 2011 consisted of the following:

	Millions of Yen
	March 31, 2011	December 31, 2011
Finished products	¥9,992	¥9,731
Work in process	10,756	13,435
Raw materials and supplies	4,731	4,928

Total	¥25,479	¥28,094

4. Property and Equipment

Property and equipment at March 31, 2011 and December 31, 2011 consisted of the following:

	Millions of Yen
	March 31, 2011	December 31, 2011
Property and equipment, at cost:
Land	¥12,901	¥14,297
Buildings and structures	67,851	69,321
Tools, furniture and fixtures	24,867	24,970
Construction in progress	538	194

Total	106,157	108,782
Less-Accumulated depreciation and amortization	(46,649)	(49,189)

Net property and equipment	¥59,508	¥59,593

5. Income Taxes

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate will be changed. As a result, the aggregate statutory income tax rate will be reduced to 38.01% for fiscal years from April 1, 2012 to March 31, 2015, and to 35.64% for fiscal years from April 1, 2015 and thereafter. KONAMI recognized deferred tax assets and liabilities resulting from temporary differences based on the enacted tax rates that will be applied when those differences are expected to be reversed. The effect on deferred tax assets and liabilities by these changes in the tax rate is immaterial.

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries for the nine and three months ended December 31, 2010 and 2011 included the following components.

The Company and some of its domestic subsidiaries terminated the defined benefit plans, resulting in a settlement gain in the nine months ended December 31, 2010.

Other domestic subsidiaries also terminated the defined benefit plans and transferred to the defined contribution plans, resulting in a settlement loss in the nine months ended December 31, 2011. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special termination benefits in the nine months ended December 31, 2011.

	Millions of Yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Service cost – benefits earned during the period	¥191	¥132
Interest cost on projected benefit obligation	24	15
Expected return on plan assets	(20)	(14)
Recognized actuarial gain	12	20
Settlement loss (gain)	(103)	288
Special termination benefits	—	678

Net periodic cost	¥104	¥1,119

	Millions of Yen
	Three months ended December 31, 2010	Three months ended December 31, 2011
Service cost – benefits earned during the period	¥62	¥—
Interest cost on projected benefit obligation	8	—
Expected return on plan assets	(7)	—
Recognized actuarial gain	8	—
Settlement loss	—	288
Special termination benefits	—	30

Net periodic cost	¥71	¥318

7. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the nine and three months ended December 31, 2010 and 2011 were as follows:

	Millions of Yen
For the nine months ended December 31, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2010	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION stockholders	(5,738)	—	(5,738)
Cash dividends attributable to noncontrolling interest	—	(54)	(54)
Purchase of treasury stock and other changes	(3)	—	(3)
Comprehensive income:
Net income for the period	9,615	243	9,858
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,932)	(15)	(2,947)
Net unrealized losses on available-for-sale securities	(47)	—	(47)
Pension liability adjustment	(130)	1	(129)

Comprehensive income for the period	6,506	229	6,735

Balance at December 31, 2010	¥185,230	¥4,941	¥190,171

	Millions of Yen
For the nine months ended December 31, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2011	¥193,914	¥4,493	¥198,407

Cash dividends attributable to KONAMI CORPORATION stockholders	(5,697)	—	(5,697)
Purchase of treasury stock	5,045	—	5,045
Equity transaction with non-controlling interests and others	(639)	(4,356)	(4,995)
Comprehensive income:
Net income for the period	17,046	118	17,164
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,955)	—	(1,955)
Net unrealized losses on available-for-sale securities	(11)	—	(11)
Pension liability adjustment	281	—	281

Comprehensive income for the period	15,361	118	15,479

Balance at December 31, 2011	¥207,984	¥255	¥208,239

	Millions of Yen
For the three months ended December 31, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2010	¥182,570	¥4,762	¥187,332

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,135)	—	(2,135)
Cash dividends attributable to noncontrolling interest	—	(54)	(54)
Purchase of treasury stock and other changes	(3)	—	(3)
Comprehensive income:
Net income for the period	5,423	235	5,658
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(604)	(3)	(607)
Net unrealized losses on available-for-sale securities	(26)	—	(26)
Pension liability adjustment	5	1	6

Comprehensive income for the period	4,798	233	5,031

Balance at December 31, 2010	¥185,230	¥4,941	¥190,171

	Millions of Yen
For the three months ended December 31, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2011	¥205,335	¥211	¥205,546

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,466)	—	(3,466)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	5,584	44	5,628
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	387	—	387
Net unrealized losses on available-for-sale securities	(14)	—	(14)
Pension liability adjustment	160	—	160

Comprehensive income for the period	6,117	44	6,161

Balance at December 31, 2011	¥207,984	¥255	¥208,239

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2011 and December 31, 2011 are as follows:

	Millions of Yen
	March 31, 2011		December 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥140	¥140	¥131	¥131
Long-term debt, including current portion	(15,000)	(14,898)	(10,000)	(10,043)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	5	5	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2011 and December 31, 2011, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥140	—	—	¥140

Total assets	¥140	—	—	¥140

Liabilities:
Derivatives	—	¥5	—	¥5

Total liabilities	—	¥5	—	¥5

	Millions of Yen
December 31, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥131	—	—	¥131

Total assets	¥131	—	—	¥131

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2011 and December 31, 2011, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

2. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

3. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

4. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.
4.	From the year ended March 31, 2011, we separately present Pachinko & Pachinko Slot Machines Segment which was included in “other” segment in the prior years, due to its increasing significance. Segment information for the nine and three months ended December 31, 2010 has been revised to reflect the new basis of segmentation for all periods presented.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Nine months ended December 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥97,446	¥14,454	¥11,542	¥64,866	—	¥188,308
Intersegment	497	—	2	238	¥(737)	—

Total	97,943	14,454	11,544	65,104	(737)	188,308
Operating expenses	84,985	10,680	8,267	63,789	4,046	171,767

Operating income (loss)	¥12,958	¥3,774	¥3,277	¥1,315	¥(4,783)	¥16,541

Nine months ended December 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥98,949	¥18,103	¥15,537	¥61,933	—	¥194,522
Intersegment	515	—	22	119	¥(656)	—

Total	99,464	18,103	15,559	62,052	(656)	194,522
Operating expenses	75,175	13,038	11,741	60,002	3,645	163,601

Operating income (loss)	¥24,289	¥5,065	¥3,818	¥2,050	¥(4,301)	¥30,921

Three months ended December 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥44,658	¥5,190	¥1,525	¥21,172	—	¥72,545
Intersegment	150	—	1	90	¥(241)	—

Total	44,808	5,190	1,526	21,262	(241)	72,545
Operating expenses	36,477	3,897	1,687	20,701	1,292	64,054

Operating income (loss)	¥8,331	¥1,293	¥(161)	¥561	¥(1,533)	¥8,491

Three months ended December 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥41,182	¥7,560	¥2,215	¥20,469	—	¥71,426
Intersegment	172	—	19	5	¥(196)	—

Total	41,354	7,560	2,234	20,474	(196)	71,426
Operating expenses	32,172	5,248	2,105	19,509	1,656	60,690

Operating income (loss)	¥9,182	¥2,312	¥129	¥965	¥(1,852)	¥10,736

b. Geographic information

Nine months ended December 31, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥141,492	¥26,843	¥14,555	¥5,418	¥188,308	—	¥188,308
Intersegment	12,937	1,350	1,581	470	16,338	¥(16,338)	—

Total	154,429	28,193	16,136	5,888	204,646	(16,338)	188,308
Operating expenses	145,188	23,592	14,254	4,942	187,976	(16,209)	171,767

Operating income (loss)	¥9,241	¥4,601	¥1,882	¥946	¥16,670	¥(129)	¥16,541

Nine months ended December 31, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥154,306	¥25,033	¥9,696	¥5,487	¥194,522	—	¥194,522
Intersegment	8,536	2,048	256	162	11,002	¥(11,002)	—

Total	162,842	27,081	9,952	5,649	205,524	(11,002)	194,522
Operating expenses	138,179	22,013	9,538	4,974	174,704	(11,103)	163,601

Operating income (loss)	¥24,663	¥5,068	¥414	¥675	¥30,820	¥101	¥30,921

Three months ended December 31, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥48,710	¥12,585	¥9,366	¥1,884	¥72,545	—	¥72,545
Intersegment	7,255	723	350	216	8,544	¥(8,544)	—

Total	55,965	13,308	9,716	2,100	81,089	(8,544)	72,545
Operating expenses	51,354	11,166	8,360	1,728	72,608	(8,554)	64,054

Operating income (loss)	¥4,611	¥2,142	¥1,356	¥372	¥8,481	¥10	¥8,491

Three months ended December 31, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥51,811	¥11,095	¥5,967	¥2,553	¥71,426	—	¥71,426
Intersegment	4,446	1,381	62	48	5,937	¥(5,937)	—

Total	56,257	12,476	6,029	2,601	77,363	(5,937)	71,426
Operating expenses	49,302	9,895	5,327	2,146	66,670	(5,980)	60,690

Operating income (loss)	¥6,955	¥2,581	¥702	¥455	¥10,693	¥43	¥10,736

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

11. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥242 million as of December 31, 2011.

12. Subsequent Events

No reportable subsequent events occurred.